SUPPLEMENT TO
                  DISTRIBUTION PLAN FOR IVY FUND CLASS B SHARES

         WHEREAS, Ivy Fund is registered as an open-end investment company under the Investment Company Act of 1940 (the "Act") and consists of one or more separate investment portfolios (the "Portfolios") as may be established and designated from time to time;

         WHEREAS, the Board of Trustees of Ivy Fund has adopted a Plan dated October 23, 1993 (the "Plan"), in accordance with the requirements of the Act and determined that there is a reasonable likelihood that the Plan will benefit Ivy Fund and its shareholders;

         WHEREAS, the Board of Trustees, pursuant to Section 1 of the Plan, desire to supplement the Plan so that the Plan pertains to the Class B Shares of four new Portfolios of the Ivy Fund: Ivy Bond Fund, Ivy Canada Fund, Ivy Global Fund and Ivy Short-Term U.S. Government Securities Fund.

NOW THEREFORE, Ivy Fund hereby supplements Section 1 of the Plan to read as follows:

         1. The Plan will pertain to the Class B shares of Ivy China Region Fund, Ivy Emerging Growth Fund, Ivy Growth Fund, Ivy Growth with Income Fund, Ivy International Fund, Ivy Latin America Strategy Fund, Ivy New Century Fund,
Ivy International Bond Fund, Ivy Bond Fund and Ivy Canada Fund and Ivy Global Fund and Ivy Short-Term U.S. Government Securities Fund to the Class B shares of such Portfolios as shall be designated from time to time by the Board of Trustees in any supplement to the Plan ("Supplement").

IN WITNESS WHEREOF, Ivy Fund has adopted this Distribution Plan as of this 31st day of December 1994.

                                            IVY FUND

                                            By:  /s/ MICHAEL G. LANDRY
                                            Title:  President